Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Immunotherapeutic Benefits of the DPX Delivery Platform Featured in Two Poster Presentations at the AACR-NCI-EORTC Conference on Molecular Targets and Cancer Therapeutics

Poster presentations show that:

• DPX generates peptide-specific, T cell-based immune responses that are more robust and more persistent than conventional water-based formulations

• The dual-targeted immunotherapy DPX-SurMAGE elicits a robust and specific T cell response against two tumor antigens along with a good safety profile in preclinical models

Dartmouth, Nova Scotia, and Cambridge, Mass., October 7, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies against difficult-to-treat cancers, today announced that the immunotherapeutic capabilities of its DPX delivery platform will be featured in two e-poster presentations at the AACR-NCI-EORTC Virtual International Conference on Molecular Targets and Cancer Therapeutics October 7-10, 2021.

“Collectively, these data demonstrate the versatility and potential of the DPX delivery platform to educate robust, targeted T cell responses to distinct cargo,” said Jeremy Graff, Ph.D., Chief Scientific Officer at IMV. “More specifically, the first presentation provides compelling evidence that the DPX technology triggers a more consistent and persistent immune response than conventional emulsions. The second presentation provides the scientific basis for the clinical pursuit of DPX-SurMAGE, a new IMV asset designed to simultaneously elicit immune responses to the survivin and MAGE-A9 proteins, both of which have been implicated in bladder cancer progression.”

Yves Fradet, M.D., Professor, Department of Surgery at the Faculty of Medicine, Université Laval in Quebec City commented, “The results obtained with IMV’s dual-targeted DPX-based immunotherapy, DPX-SurMAGE, in preclinical studies are very promising. I believe that patients with bladder cancer will benefit from this treatment while maintaining their quality of life.”

Pre-clinical and clinical data presented at the conference show that:

  The DPX technology represents a versatile delivery platform that generates robust T cell-based immune responses,

  When packaged within the DPX platform, antigenic peptides are delivered and presented to the immune system in a manner that elicits specific T cell-based immune responses that are not achievable with conventional water-based emulsion delivery,

  IMV’s lead compound, maveropepimut-S (MVP-S, previously known as DPX-Survivac) is well- tolerated in multiple clinical trials and effectively elicits a specific, robust, and persistent, survivin- specific T cell response evident most prominently in subjects showing greatest clinical benefit,

  The DPX delivery platform can be leveraged to incite a T cell response to numerous tumor antigens simultaneously,

  IMV’s dual-targeted immunotherapy, DPX-SurMAGE, is well tolerated and generates robust and targeted T cell responses against both survivin and MAGE-A9 peptides in preclinical models.

Collectively, these data provide evidence that the DPX delivery platform is a unique and versatile, immune-educating technology that can be applied in a variety of therapeutic areas where generation of a target-specific immune response is expected to mitigate disease.

Poster Presentation Details

  Survivin peptides formulated in the DPX delivery platform rather than standard emulsions, elicit a robust, sustained T cell response to survivin in advanced and recurrent ovarian cancer patients.

Presenter:	Yogesh Bramhecha, Ph.D.,
Director, Translational Research, IMV Inc.
Poster Number	LBA026

  DPX-SurMAGE, a novel dual-targeted immunotherapy for bladder cancer, induces target- specific T cells with a favorable safety profile in preclinical studies

Presenter	Yves Fradet, M.D.
Professor, Department of Surgery
Faculty of Medicine, Université Laval, Quebec City
Poster Number	LBA030

Full abstracts and e-posters are available on demand on the conference platform. Both e-posters are available under the Scientific Publications & Posters section on IMV’s website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck in DLBCL and other malignancies. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the ability of the DPX delivery platform to elicit robust immune responses and the versatility and potential of the DPX delivery platform to treat a wide range of diseases generally. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902)492.1819
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com